================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the year ended December 31, 2002

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ____ to ____

                         Commission file number 1-4448

                                   ----------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Baxter Healthcare Corporation of
                     Puerto Rico Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Baxter International Inc.
                               One Baxter Parkway
                               Deerfield, IL 60015
                                 (847) 948-2000

================================================================================

BAXTER HEALTHCARE
CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                           Page

Financial statements:
--------------------

Report of Independent Auditors .......................................        1

Statements of Net Assets Available for
 Benefits as of December 31, 2002 and 2001............................        2

Statements of Changes in Net Assets
 Available for Benefits for the years ended
 December 31, 2002 and 2001 ..........................................        3

Notes to Financial Statements ........................................      4-8

Supplemental Schedule:*
---------------------

Exhibit I - Schedule of Assets
(Held at End of Year)  at December 31, 2002

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors

To the Participants and Administrative Committee of the Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Juan, Puerto Rico
May 30, 2003

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                              2002          2001
Assets:
    Investments, at fair value:
      Investments                                                      $17,638,900   $18,565,544
      Participants' loans                                                1,720,308     1,514,979
    Cash                                                                    14,636        14,237
    Receivables:
      Employer's contribution                                                    -        79,026
      Participants' contributions                                                -       161,470
      Other - loan repayments not yet paid by participants                       -        54,284
                                                                       -----------   -----------
        Total assets                                                    19,373,844    20,389,540

Liabilities:
    Other liabilities                                                        3,125             -
    Refunds and forfeitures due to employer                                  4,369           688
                                                                       -----------   -----------

        Net assets available for benefits                              $19,366,350   $20,388,852
                                                                       ===========   ===========


   The accompanying notes are an integral part of these financial statements.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                       2002          2001
Additions to net assets attributed to:

Investment income:
   Net (depreciation) appreciation in fair value of assets      $(4,958,477)  $   217,365
   Interest and dividends                                           130,412       106,161
                                                                -----------   -----------

                                                                 (4,828,065)      323,526
                                                                -----------   -----------

Contributions:
   Employer's contributions                                       1,700,068     1,423,016
   Participants' contributions                                    3,475,206     2,938,943
                                                                -----------   -----------
                                                                  5,175,274     4,361,959
                                                                -----------   -----------

      Total additions                                               347,209     4,685,485
                                                                -----------   -----------

Deductions from net assets attributed to:
   Benefits paid                                                  1,125,797     1,033,214
   Administrative expenses                                          243,914       234,967
                                                                -----------   -----------

      Total deductions                                            1,369,711     1,268,181
                                                                -----------   -----------

      Net (decrease) increase                                    (1,022,502)    3,417,304

Net assets available for benefits:
   Beginning of year                                             20,388,852    16,971,548
                                                                -----------   -----------

   End of year                                                  $19,366,350   $20,388,852
                                                                ===========   ===========

   The accompanying notes are an integral part of these financial statements.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.  General Description of the Plan

    The following brief description of Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    General

    The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan covers substantially all employees of Baxter Healthcare Corporation of Puerto Rico, Baxter Sales and Distribution Corporation and Baxter Pharmacy Services Corporation (collectively, the "Company") who have one month of service. Baxter Healthcare Corporation of Puerto Rico is the sponsor of the Plan. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code ("IRS"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Contributions

    Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their pre-tax monthly compensation, limited to a maximum of $8,000 a year. The Company matches a participant's savings contributions at the rate of 50 cents for each dollar of a participant's pre-tax contribution, up to a maximum of 6% of a participant's compensation. The Company may make additional distributions in such amounts as the Company may determine.

    Participant Accounts

    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The net income of the Plan is posted to the participant's accounts on a quarterly basis.

    Vesting

    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions portion of their accounts plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:
                      Years of Service    Vesting %

                             1                   20
                             2                   40
                             3                   60
                             4                   80
                         5 or more              100

    Employees are fully vested in the Company's matching contributions account, regardless of years of service with the Company, upon attaining age 65 or becoming disabled in accordance with the provisions of the Plan or when dying while employed by the Company.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

    Participants' Loans

    The shares placed into the Edwards Lifesciences Common Stock Fund are in connection with Baxter's 2000 spin-off of its cardiovascular Business Group. Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at prime rate, at the last day of the month prior to loan request, plus one percent. Principal and interest are paid through monthly payroll deductions.

    Forfeitures

    The portion of any participant's matching contribution account which is not vested will become a forfeiture upon such participant's termination of employment and will be applied to reduce future Company's matching contributions on a periodic basis. Forfeitures for the years ended December 31, 2002 and 2001 amounted to $15,099 and $15,112, respectively.

    Investment Options

    The Plan has the following investment funds:

               Fund:                               Description:

    Stable Income Fund               The Fund invests in fixed income securities
                                     with a book value guarantee.

    Composite Fund                   The Fund invests in stocks of U.S.
                                     companies and government and corporate
                                     bonds.

    General Equity Fund              The Fund  invests  in stocks  from U.S.
                                     companies  that are considered to have
                                     growth potential.

    S&P 500 Equity Index Fund        The  Fund  attempts  to  duplicate  the
                                     performance  of the Standard and Poor's 500
                                     Index, which consists of the stocks of 500 of the largest companies in the U.S.

    Small Cap Fund                   The fund invests in small U.S. Companies
                                     that are considered to have growth
                                     potential.

    International EAFE Equity        The Fund invests in equities of large
    Index Fund                       companies in Europe, Australia and the Far
                                     East.

    Baxter Common Stock Fund         The primary investment of this fund is in
                                     Baxter International Inc. common stock.

    Edwards Lifesciences Common      The primary investment of this fund is in
    Stock Fund                       Edwards Lifesciences Corporation common
                                     stock.

    Participants may change their investment options quarterly.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

    The shares placed into the Edwards Lifesciences Common Stock Fund are in connection with Baxter's 2000 spin-off of its Cardiovascular Business Group. Participants are allowed to make investment election changes quarterly to transfer balances out of Edwards Lifesciences Common Stock Fund into other funds, but are not allowed to transfer existing account balances or to make contributions into the Edwards Lifesciences Common Stock Fund.

    Payments of Benefits

    Plan participants can not request withdrawals from the Plan unless they are 59 1/2 years old or incur a financial hardship. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal only from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire account balance or installment payments. On termination of service due to other reasons, participants are entitled to receive their vested account balance. In the case of a participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

    Plan Expenses and Administration

    Banco Popular de Puerto Rico and State Street Bank and Trust Company serve as trustees for the Plan.

    The Administrative Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter International Inc. ("Baxter"), the Company's parent.

    All expenses of the Plan are paid from assets of the Plan.

2.  Summary of Significant Accounting Policies

    Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments Valuation and Income Recognition

    Shares of registered investment companies are valued at quoted market prices which represent their net asset value at year end. Baxter common stock and Edwards common stock are valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

    Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation in the fair value of the Plan's investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

    Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

    Contributions

    Employee and Company matching contributions are recorded in the plan year period in which the Company makes the payroll deductions from the participant's earnings.

    Transfer of Assets to Other Plans

    Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury or by the IRS.

    Payment of Benefits

    Benefits are recorded when paid.

3.  Investments

    The following presents the Plan's investments that represent five percent or more of the Plan's net assets at December 31:

                                                          2002                           2001
                                                ------------------------      -------------------------
                                                   # of                         # of
                                                  Shares        Amount         Shares          Amount
                                                ---------     ----------      ---------      ----------
Fund options:
    Stable Income                               1,963,017     $7,453,466        991,825      $3,578,274
    Composite                                     331,486      1,736,663        325,214       1,894,025
    General Equity                                194,995      1,252,654        197,434       1,653,452
    S&P 500 Equity Index                        1,547,904      2,913,981      1,421,966       3,442,148
    Baxter Common Stock Fund                      719,409      3,443,536        818,258       7,155,189

    During 2002 and 2001, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year (depreciated) and appreciated in value by ($4,958,477) and $217,365, respectively, as follows:

                                                                             2002             2001
                                                                     ------------       ----------
      Common stock                                                   $(3,552,230)       $ 967,750
      Mutual funds                                                    (1,406,247)        (750,385)
                                                                     ------------       ----------

                                                                     $(4,958,477)       $ 217,365
                                                                     ============       ==========

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

4.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.  Tax Status

    The Puerto Rico Treasury Department has determined and informed the Company that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Company has also obtained a favorable determination letter from the Internal Revenue Service stating that the Plan is in compliance with the Internal Revenue Code regulations. The Plan has been amended since receiving the determination letters. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable tax requirements. Therefore, no provision for income taxes has been included in the Plan's financial statements.

    The Plan participants are not taxed on the income and contributions made to their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.

6.  Related Parties

    At December 31, 2002 and 2001, the Plan held shares of common stock of Baxter, the Company's parent and units of participation in certain investment funds of State Street Bank and Trust Company, one of the Plan's Trustees. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

7.  Risks and Uncertainties

    The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                                                           SUPPLEMENTAL SCHEDULE
                                                                       EXHIBIT I
BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Schedule of Assets (Held at End of Year) at December 31, 2002
(Schedule H, Part IV, Line 4i on From 5500)
--------------------------------------------------------------------------------

          Identity of issuer                    Description of Investment              Current Value
* State Street Bank and Trust Company:
    Stable Income Fund                          1,963,017 units                         $ 7,453,466

    Composite Fund                              331,486 units                             1,736,663

    General Equity Fund                         194,995 units                             1,252,654

    S&P 500 Equity Index Fund                   1,547,904 units                           2,913,981

    International EAFE Equity Index Fund        585,455 units                               543,646

    Small Cap Fund                              29,272 units                                241,737

* Baxter Common Stock Fund                      719,409 units                             3,443,536

  Edwards Lifesciences Common Stock Fund        2,882 units                                  53,217

* Participants' Loans                           Maturing - January 1, 2003 to 2012
                                                5.75% to 11%                              1,720,308

* Banco Popular de Puerto Rico                  Cash                                         14,636

                                                                                        -----------
                                                                                        $19,373,844
                                                                                        ===========

* Party-in-interest

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            BAXTER HEALTHCARE CORPORATION OF
                                            PUERTO RICO SAVINGS AND INVESTMENT
                                            PLAN


Date:  June 27, 2003                        By:     /s/  Brian P. Anderson
                                               ---------------------------------
                                                       Brian P. Anderson
                                                   Senior Vice President and
                                                    Chief Financial Officer

                                  Exhibit Index

Exhibit
Number    Description
-------   ----------------------------------------------------------------------

23        Consent of PricewaterhouseCoopers LLP

99.1      Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section
          1350

99.2      Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section
          1350